B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 5, 2020 and contains certain “forward-looking information” and "forward-looking statements" under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2020, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2019. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter, representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
COVID-19
The Company has been monitoring the COVID-19 pandemic and the potential impact at B2Gold's operations since mid-February 2020. B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating the plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued operation, while ensuring the safe operation of its mines.

Mining and milling operations have continued at the Fekola Mine in Mali and the Otjikoto Mine in Namibia, while due to a temporary fuel shortage, the Masbate Mine briefly suspended mining activities from March 22 to March 29, 2020, during which time the milling operations continued normally, processing ore from stockpiles. The Masbate Mine resumed mining operations using an estimated 50% of the mining fleet on March 29, 2020 with fleet activity returning to budgeted levels in May 2020. The Company also continues to progress its expansion and development projects with some restrictions and delays being experienced by individual projects.

On March 30, 2020 B2Gold announced that at the Gramalote Project, infill drilling of the Inferred Mineral Resource area would be temporarily suspended due to COVID-19, while other aspects of the Feasibility Study would continue to advance. The decision was taken in conjunction with the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. Operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource area, which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the Feasibility Study in the first quarter of 2021.

Basis of Presentation - Nicaraguan Assets - Discontinued Operations

On October 15, 2019, B2Gold completed the sale of the producing El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), subject to an additional final payment for closing working capital of $18 million. As a result of closing the Calibre Transaction and the Calibre common shares subsequently issued to B2Gold upon the conversion of the convertible debenture in November 2019, the Company now holds approximately 34% of the total issued and outstanding Calibre common shares. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations is secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board of Calibre.

The comparative results for the three and six months ended June 30, 2019 account for the Nicaraguan Assets as discontinued operations in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Commencing October 15, 2019, the Company no longer consolidates the results of the Nicaraguan Assets in its consolidated financial statements, but uses the equity method to account for its 34% ownership interest in Calibre. In addition, commencing October 15, 2019, B2Gold reports its attributable share of Calibre's production, cash costs and all-in sustaining costs in the Company's consolidated Non-IFRS measures.

Summary

Consolidated gold revenue in the second quarter of 2020 was a quarterly record of $442 million from the Company’s three operating mines on sales of 257,100 ounces at an average price of $1,719 per ounce compared to $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce in the second quarter of 2019 (excluding discontinued operations). Compared to the second quarter of 2019, the significant increase in consolidated gold revenue of 65% ($175 million) was mainly attributable to a 31% increase in the average realized gold price and a 26% increase in gold ounces sold (due to the higher gold production and timing of gold sales). Consolidated gold revenue for the first half of 2020 was a half-year record of $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce compared to $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce in the first half of 2019 (excluding discontinued operations). The significant increase in consolidated gold revenue of 55% ($291 million) was mainly attributable to a 27% increase in the average realized gold price and a 22% increase in gold ounces sold. Despite the disruptions caused by the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in 2019 are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

Consolidated gold production in the second quarter of 2020 was 239,574 ounces, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations (refer to “Review of Mining Operations and Development Projects" section below). The significant increase in gold production over the second quarter of 2019 was driven by the Fekola Mine in Mali which continued its strong operational performance with gold production of 147,424 ounces, above budget by 5% (6,424 ounces), and 29% (33,527 ounces) higher compared to the second quarter of 2019. Fekola’s significant increase in gold production over the second quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid second quarter, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, and 16% (6,075 ounces) higher compared to the second quarter of 2019. The Masbate Mine in the Philippines continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget. Including attributable ounces from Calibre (2,019 ounces), the Company’s total gold production in the second quarter of 2020 was 241,593 ounces. Consolidated gold production for the first half of 2020 was a half-year record of 490,206 ounces, 5% (23,483 ounces) above budget and 20% (80,774 ounces) higher than the first half of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (16,249 ounces), the Company’s total gold production in the first half of 2020 was 506,455 ounces.

In the second quarter of 2020, consolidated cash operating costs1 were $385 per gold ounce produced ($377 per gold ounce sold), $30 (7%) less per gold ounce produced than budget and $71 (16%) less per gold ounce produced than the second quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2020 were $390 per gold ounce produced ($383 per gold ounce sold), $42 (10%) less per gold ounce produced than budget and $139 (26%) less per gold ounce produced than the second quarter of 2019. For the first half of 2020, consolidated cash operating costs were $376 per gold ounce produced ($380 per gold ounce sold), $42 per gold ounce produced or 10% less than budget and $79 per gold ounce produced or 17% lower than the first half of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the first half of 2020 were $390 per gold ounce produced ($394 per gold ounce sold), $45 per gold ounce produced or 10% less than budget and $148 per gold ounce produced or 28% lower than the first half of 2019. The favourable budget variance and prior period variance for the second quarter of 2020 and the first half of 2020 were attributable to the strong operating results from all of the Company's operations with above budgeted gold production and lower than budgeted total cash operating costs.

Consolidated all-in sustaining costs2 for the second quarter of 2020 were $714 per gold ounce sold compared to budget of $807 per gold ounce sold and $807 per gold ounce sold for the second quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2020 were $712 per gold ounce sold compared to budget of $819 per gold ounce sold and $914 per gold ounce sold for the second quarter of 2019. The lower than budgeted all-in sustaining costs in the second quarter of 2020 reflect the lower cash operating costs described above, lower general and administrative costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital and exploration expenditures. All-in sustaining costs for the first half of 2020 were $705 per gold ounce sold compared to budget of $806 per gold ounce sold and $775 per gold ounce sold for the first half of 2019. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2020 were $717 per gold ounce sold compared to budget of $821 per gold ounce sold and $882 per gold ounce sold for the first half of 2019. The lower than budgeted all-in sustaining costs in the first half of 2020 reflect the lower cash operating costs described above, lower general and administrative costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital and exploration expenditures ($34 million). The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020, with the exception of approximately $8 million relating to the Fekola tailings storage facility project and Otjikoto prestripping, which are not expected to be incurred in 2020.

Based on current assumptions, B2Gold remains well positioned for continued strong operational and financial performance in 2020. On June 24, 2020, Calibre provided revised reduced 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company’s attributable gold production from Calibre is now estimated to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold). However, given that the Company’s three operating mines were 23,483 ounces ahead of budget at the end of the first half of 2020, the Company continues to maintain its overall total consolidated production and financial guidance. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs are forecast to be between $415 and $455 per ounce and total consolidated all-in sustaining costs are forecast to be between $780 and $820 per ounce.
1 "Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Net income for the second quarter of 2020 was $138 million compared to $41 million for the second quarter of 2019. For the second quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $124 million ($0.12 per share) compared to $38 million ($0.04 per share) in the second quarter of 2019. Adjusted net income attributable to shareholders of the Company3 for the second quarter of 2020 was $119 million ($0.11 per share) compared to $49 million ($0.05 per share) in the second quarter of 2019. For the first half of 2020, the Company generated net income of $221 million compared to a net income of $68 million in the first half of 2019. For the first half of 2020, the Company generated net income attributable to the shareholders of the Company of $197 million ($0.19 per share) compared to $60 million ($0.06 per share) in the first half of 2019. Adjusted net income attributable to the shareholders of the Company for the first half of 2020 was $218 million ($0.21 per share) compared to adjusted net income of $80 million ($0.08 per share) in the first half of 2019.

Cash flow provided by operating activities was a quarterly record of $238 million in the second quarter of 2020 compared to $93 million in the second quarter of 2019, an increase of $145 million due mainly to higher revenues of $175 million. Cash flow provided by operating activities was $454 million in the first half of 2020 compared to $179 million in the first half of 2019, an increase of $275 million due mainly to higher revenues of $291 million. Based on current assumptions, including a gold price of $1,700 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $178 million, an increase of $33 million from the previous first quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2020, the Company is in a net cash position of $157 million, with its cash and cash equivalents of $628 million (December 31, 2019 - $141 million) exceeding its total debt balances of $471 million. Working capital as at June 30, 2020 was $656 million compared to $242 million at December 31, 2019. As at June 30, 2020, the Company had drawn $425 million under the $600 million revolving credit facility ("RCF").

On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF, resulting in a total revised drawn balance of $425 million and available undrawn capacity of $175 million. The $250 million drawn in April 2020 was to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic could be reasonably determined.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position.

On January 1, 2020, B2Gold assumed the manager role of the Gramalote Project. On January 21, 2020, the Company announced positive results from the Updated Preliminary Economic Assessment for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote Project (the "Gramalote PEA"). Subsequent to the second quarter of 2020, the Company completed its sole funding requirement (refer to "Gramalote Project - Joint Venture with AngloGold Ashanti Limited - Colombia" section below).

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019.

On February 27, 2020, B2Gold’s Board of Directors (the "Board") declared a quarterly cash dividend of $0.01 per common share, paid on March 23, 2020 to shareholders of record as of March 9, 2020.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega project located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, an increase of 100%, paid on July 7, 2020 to shareholders of record as of June 23, 2020. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board. In light of the current higher gold price environment, the Company's strong operational performance and the fact that the Company has now reached a net positive cash position, the Board has decided to increase the quarterly dividend to $0.04 per share (or an expected $0.16 per share on an annual basis), which will become effective upon approval and declaration of the third quarter dividend. This represents a further 100% increase from the second quarter of 2020 dividend and four times higher than the initial quarterly dividend of $0.01 per share declared in the fourth quarter of 2019. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	441,939	267,213	822,237	531,195
Net income from continuing operations ($ in thousands)	137,961	44,991	220,969	80,236
Net loss from discontinued operations ($ in thousands)	—	(3,669)	—	(12,391)
Net income ($ in thousands)	137,961	41,322	220,969	67,845
Earnings per share from continuing operations – basic(1) ($/ share)	0.12	0.04	0.19	0.07
Earnings per share from continuing operations – diluted(1) ($/ share)	0.12	0.04	0.19	0.07
Earnings per share – basic(1) ($/ share)	0.12	0.04	0.19	0.06
Earnings per share – diluted(1) ($/ share)	0.12	0.04	0.19	0.06
Cash provided by operating activities of continuing operations ($ thousands)	238,089	83,382	454,302	168,580
Cash provided by operating activities of discontinued operations ($ thousands)	—	9,434	—	10,654
Cash provided by operating activities ($ in thousands)	238,089	92,816	454,302	179,234
Average realized gold price ($/ ounce)	1,719	1,312	1,656	1,305
Adjusted net income(1)(2) ($ in thousands)	119,084	48,640	217,973	80,218
Adjusted earnings per share(1)(2) – basic ($)	0.11	0.05	0.21	0.08
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	257,100	203,700	496,600	407,100
Gold produced (ounces)	239,574	208,890	490,206	409,432
Cash operating costs(2) ($/ gold ounce sold)	377	468	380	462
Cash operating costs(2) ($/ gold ounce produced)	385	456	376	455
Total cash costs(2) ($/ gold ounce sold)	499	554	494	549
All-in sustaining costs(2) ($/ gold ounce sold)	714	807	705	775
Including El Limon and La Libertad discontinued operations results, Equity investment in Calibre:
Gold sold (ounces)	258,722	236,282	512,452	468,358
Gold produced (ounces)	241,593	246,020	506,455	476,879
Cash operating costs(2) ($/ gold ounce sold)	383	543	394	544
Cash operating costs(2) ($/ gold ounce produced)	390	529	390	538
Total cash costs(2) ($/ gold ounce sold)	498	624	507	626
All-in sustaining costs(2) ($/ gold ounce sold)	712	914	717	882
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2020 and 2019
Revenue
Consolidated gold revenue in the second quarter of 2020 was a quarterly record of $442 million from the Company’s three operating mines on sales of 257,100 ounces at an average price of $1,719 per ounce compared to $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce in the second quarter of 2019 (excluding discontinued operations). Compared to the second quarter of 2019, the significant increase in consolidated gold revenue of 65% ($175 million) was mainly attributable to a 31% increase in the average realized gold price and a 26% increase in gold ounces sold (due to the higher gold production and timing of gold sales). Despite the disruptions caused by the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in 2019 are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

Consolidated gold revenue for the second quarter of 2020 did not include any revenue relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions as final delivery into these contracts were in the second quarter of 2019. Consolidated gold revenue for the second quarter of 2019 included $12 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts.

In the second quarter of 2020, the Fekola Mine accounted for $286 million (Q2 2019 - $140 million) of gold revenue from the sale of 166,800 ounces (Q2 2019 - 106,200 ounces), the Masbate Mine accounted for $76 million (Q2 2019 - $81 million) of gold revenue from the sale of 43,500 ounces (Q2 2019 - 62,100 ounces) and the Otjikoto Mine accounted for $81 million (Q2 2019 - $46 million) of gold revenue from the sale of 46,800 ounces (Q2 2019 - 35,400 ounces). Excluded from gold revenue in the second quarter of 2019 was El Limon's gold revenue of $13 million from the sale of 9,791 ounces and La Libertad's gold revenue of $30 million from the sale of 22,791 ounces.

Production and operating costs
Consolidated gold production in the second quarter of 2020 was 239,574 ounces, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations (refer to “Review of Mining Operations and Development Projects" section below). The significant increase in gold production over the second quarter of 2019 was driven by the Fekola Mine in Mali which continued its strong operational performance with gold production of 147,424 ounces, above budget by 5% (6,424 ounces), and 29% (33,527 ounces) higher compared to the second quarter of 2019. Fekola’s significant increase in gold production over the second quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid second quarter, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, and 16% (6,075 ounces) higher compared to the second quarter of 2019. The Masbate Mine in the Philippines continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget. Including attributable ounces from Calibre (2,019 ounces), the Company’s total gold production in the second quarter of 2020 was 241,593 ounces.

In the second quarter of 2020 consolidated cash operating costs (refer to "Non-IFRS Measures") were $385 per gold ounce produced ($377 per gold ounce sold), $30 (7%) less per gold ounce produced than budget and $71 (16%) less per gold ounce produced than the second quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2020 were $390 per gold ounce produced ($383 per gold ounce sold), $42 (10%) less per gold ounce produced than budget and $139 (26%) less per gold ounce produced than the second quarter of 2019. The favourable budget variance and prior period variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2020 were $714 per gold ounce sold compared to budget of $807 per gold ounce sold and $807 per gold ounce sold for the second quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2020 were $712 per gold ounce sold compared to budget of $819 per gold ounce sold and $914 per gold ounce sold for the second quarter of 2019. The lower than budgeted all-in sustaining costs in the second quarter of 2020 reflect the lower cash operating costs described above, lower general and administrative costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital and exploration expenditures. The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020, with the exception of $8 million relating to the Fekola tailings storage facility project and Otjikoto prestripping, which are not expected to be incurred in 2020.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $76 million in the second quarter of 2020 compared to $57 million in the second quarter of 2019. The 33% increase in depreciation expense was primarily due to a 26% increase in the gold ounces sold and a 5% increase in the depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $31 million for the second quarter of 2020 compared to $18 million for the second quarter of 2019. The 78% increase in royalties and production taxes resulted mainly from a 31% increase in the gold price realized in the second quarter of 2020, a 26% increase in gold ounces sold and a change in sales mix which reflects more sales from the Fekola Mine at a higher royalty rate and lower sales from the Masbate Mine with a lower royalty rate.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2020 was $8 million which was $4 million lower than the second quarter of 2019. The lower G&A in the second quarter of 2020 resulted from lower consulting, legal and travel expenses incurred due to COVID-19 restrictions.

Share-based payment expense for the second quarter of 2020 was $7 million, which was in-line with the second quarter of 2019.

For the second quarter of 2020, the Company's estimate of its share of Calibre's net loss was approximately $4 million, which includes an adjustment to reflect actual results from the first quarter of 2020. Calibre will report its financial results on August 11, 2020. The Company will update any differences in the third quarter of 2020.
Other operating expenses for the second quarter for 2020 were $4 million, which mainly consisted of COVID-19 relief donations of $3 million.
The Company reported $5 million in interest and financing expense during the second quarter of 2020 compared to $7 million in the second quarter of 2019. The lower interest and financing expense resulted from lower interest rates partially offset by higher debt levels in the second quarter of 2020 compared to the second quarter of 2019.

For the second quarter of 2020, the Company recorded derivative gains of $3 million compared to losses of $3 million in the second quarter of 2019. The gains were driven by fuel forward contracts and interest rate swap derivative instruments and consisted of unrealized gains of $7 million (Q2 2019 - unrealized losses of $5 million) and realized losses of $4 million (Q2 2019 - realized gains of $2 million).

For the second quarter of 2020, the Company recorded a net current income and other tax expense of $82 million compared to $24 million in the second quarter of 2019, consisting of current income tax of $68 million (Q2 2019 - $19 million), the 10% priority dividend to the State of Mali of $13 million (Q2 2019 - $4 million) and withholding tax (on intercompany interest/management fees) of $1 million (Q2 2019 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2019, current tax expense in the second quarter of 2020 was higher mainly as a result of higher taxable income and no tax loss deductions in the second quarter of 2020 as compared to the second quarter of 2019. The Otjikoto Mine became taxable in the first quarter for 2020 after using all of its loss carryforwards by the end of 2019. For the second quarter of 2020, the Company recorded a deferred income tax recovery of $9 million compared to a deferred income tax recovery of $1 million in the second quarter of 2019 mainly attributable to a strengthening of the local currencies in Mali and Namibia.

For the second quarter of 2019, the Company recorded a loss from discontinued operations of $4 million. The results from discontinued operations relate to El Limon and La Libertad mines, which were sold to Calibre on October 15, 2019.

Net income for the second quarter of 2020 was $138 million compared to $41 million for the second quarter of 2019. For the second quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $124 million ($0.12 per share) compared to $38 million ($0.04 per share) in the second quarter of 2019. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the second quarter of 2020 was $119 million ($0.11 per share) compared to $49 million ($0.05 per share) in the second quarter of 2019. Adjusted net income in the second quarter of 2020 excluded share-based payments of $7 million, COVID-19 relief donations of $3 million, unrealized gains on derivative instruments of $7 million and a deferred income tax recovery of $9 million.

Cash flow provided by operating activities was a quarterly record of $238 million in the second quarter of 2020 compared to $93 million in the second quarter of 2019, an increase of $145 million due mainly to higher revenues of $175 million. Based on current assumptions, including a gold price of $1,700 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $178 million, an increase of $33 million from the previous first quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2020, the Company is in a net cash position of $157 million, with its cash and cash equivalents of $628 million (December 31, 2019 - $141 million) exceeding its total debt balances of $471 million. Working capital as at June 30, 2020 was $656 million compared to $242 million at December 31, 2019. As at June 30, 2020, the Company had drawn $425 million under the $600 million RCF.

On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF, resulting in a total revised drawn balance of $425 million and available undrawn capacity of $175 million. The $250 million drawn in April 2020 was to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic could be reasonably determined.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position.

Year-to-date results
Revenue
Consolidated gold revenue for the first half of 2020 was a half-year record of $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce compared to $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce in the first half of 2019 (excluding discontinued operations). The significant increase in consolidated gold revenue of 55% ($291 million) was mainly attributable to a 27% increase in the average realized gold price and a 22% increase in gold ounces sold.

Consolidated gold revenue for the first half of 2020 did not include any revenue relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions as final delivery into these contracts were in the second quarter of 2019. Consolidated gold revenue for the first half of 2019 included $30 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts.
In the first half of 2020, the Fekola Mine accounted for $525 million (first half of 2019 - $292 million) of gold revenue from the sale of 317,500 ounces (first half of 2019 - 222,000 ounces), the Masbate Mine accounted for $150 million (first half of 2019 - $147 million) of gold revenue from the sale of 90,400 ounces (first half of 2019 -112,500 ounces) and the Otjikoto Mine accounted for $147 million (first half of 2019 - $95 million) of gold revenue from the sale of 88,700 ounces (first half of 2019 - 72,600 ounces). Excluded from gold revenue in the first half of 2019 was El Limon's gold revenue of $28 million from the sale of 21,195 ounces and La Libertad's gold revenue of $53 million from the sale of 40,063 ounces.

Production and operating costs

Consolidated gold production for the first half of 2020 was a half-year record of 490,206 ounces, 5% (23,483 ounces) above budget and 20% (80,774 ounces) higher than the first half of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (16,249 ounces), the Company’s total gold production in the first half of 2020 was 506,455 ounces.

For the first half of 2020, consolidated cash operating costs (refer to "Non-IFRS Measures") were $376 per gold ounce produced ($380 per gold ounce sold), $42 per gold ounce produced or 10% less than budget and $79 per gold ounce produced or 17% lower than the first half of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the first half of 2020 were $390 per gold ounce produced ($394 per gold ounce sold), $45 per gold ounce produced or 10% less than budget and $148 per gold ounce produced or 28% lower than the first half of 2019. The variance from budget and the first half of 2019 was driven by the same factors as those for the second quarter of 2020 described earlier.

All-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2020 were $705 per gold ounce sold compared to budget of $806 per gold ounce sold and $775 per gold ounce sold for the first half of 2019. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2020 were $717 per gold ounce sold compared to budget of $821 per gold ounce sold and $882 per gold ounce sold for the first half of 2019. The lower than budgeted all-in sustaining costs in the first half of 2020 reflect the lower cash operating costs described above, lower general and administrative costs, higher than budgeted ounces gold sold and lower than budgeted sustaining capital and exploration expenditures ($34 million). The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020, with the exception of $8 million of permanent savings.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $146 million for the first half of 2020 compared to $118 million in the first half of 2019. The 24% increase in depreciation expense was primarily due to a 22% increase in the gold ounces sold and a 2% increase in the depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $57 million for the first half of 2020 compared to $36 million in the first half of 2019. The 60% increase in royalties and production taxes resulted mainly from a 27% increase in the gold price realized in 2020, a 22% increase in gold ounces sold and a change in sales mix which reflects more sales from the Fekola Mine at a higher royalty rate and lower sales from the Masbate Mine with a lower royalty rate.
Other
G&A was $18 million, which is $8 million lower than the first half of 2019. The lower G&A was due to lower bonuses in 2020 compared to 2019 as well as lower consulting, legal and travel expenses incurred in the first half of 2020 due to COVID-19 restrictions.

Share-based payment expense for the first half of 2020 was $11 million, which was comparable to the first half of 2019.
Community relations expense for the first half of 2020 was $4 million, which was $3 million higher than the first half of 2019, resulting from two significant donations in the first half of 2020: 1,000 ounces of gold, with a value of approximately $2 million, to support black rhino conservation and the communities that protect them in Namibia and a $1 million contribution to the African School of Mines in Mali.
For the first half of 2020, the Company's estimate of its share of Calibre's net income was approximately $3 million. Calibre will report its financial results on August 11, 2020. The Company will update any differences in the third quarter of 2020.
Other operating expenses for the first half of 2020 were $4 million, which mainly consisted of COVID-19 relief donations of $3 million.
The Company reported $10 million in interest and financing expense during the first half of 2020 as compared with $15 million in the first half of 2019. The lower interest and financing expense resulted from lower interest rates in the first half of 2020 compared to the first half of 2019 partially offset by higher debt balances in the first half of 2020.

For the first half of 2020, the Company recorded derivative losses of $11 million compared to gains of $3 million in the first half of 2019. The losses were driven by fuel forward contracts and interest rate swap derivative instruments and consisted of unrealized losses of $4 million (first half of 2019 - unrealized gains of $1 million) and realized losses of $7 million (first half of 2019 - realized gains of $2 million).

For the first half of 2020, the Company recorded a net current income and other tax expense of $146 million compared to $50 million in the first half of 2019, consisting of current income tax of $119 million (first half of 2019 - $38 million), the 10% priority dividend to the State of Mali of $23 million (first half of 2019 - $8 million) and withholding tax (on intercompany interest/management fees) of $3 million (first half of 2019 - $4 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2019, current tax expense for the first half of 2020 was higher mainly as a result of higher income and lower tax loss deductions in the first half of 2020 versus the first half of 2019. The Otjikoto Mine became taxable in the first half of 2020 after using all of its loss carryforwards by the end of 2019. For the first half of 2020, the Company recorded a deferred income tax expense of $4 million compared to a deferred income tax expense of $11 million in the first half of 2019 mainly attributable to the weakening of local currency in Namibia in the first half of 2020 versus a slight strengthening in the first half of 2019 in relation to the US dollar. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the first half of 2019, the Company recorded net loss from discontinued operations of $12 million. The results from discontinued operations relate to El Limon and La Libertad mines, which were sold to Calibre on October 15, 2019.

For the first half of 2020, the Company generated net income of $221 million compared to a net income of $68 million in the first half of 2019. For the first half of 2020, the Company generated net income attributable to the shareholders of the Company of $197 million ($0.19 per share) compared to $60 million ($0.06 per share) in the first half of 2019. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half of 2020 was $218 million ($0.21 per share) compared to adjusted net income of $80 million ($0.08 per share) in the first half of 2019. Adjusted net income in the first half of 2020 excluded share-based payments of $11 million, COVID-19 relief donations of $3 million, unrealized losses on derivative instruments of $4 million and a deferred income tax expense of $3 million.

Cash flow provided by operating activities was $454 million in the first half of 2020 compared to $179 million in the first half of 2019, an increase of $275 million due mainly to higher revenues of $291 million. Based on current assumptions, including a gold price of $1,700 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $178 million, an increase of $33 million from the previous first quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	285,780	140,289	525,406	291,774
Gold sold (ounces)	166,800	106,200	317,500	222,000
Average realized gold price ($/ ounce)	1,713	1,321	1,655	1,314
Tonnes of ore milled	1,560,337	1,818,679	3,306,689	3,547,812
Grade (grams/ tonne)	3.11	2.07	3.11	2.09
Recovery (%)	94.8	94.4	94.4	94.3
Gold production (ounces)	147,424	113,897	311,435	224,246
Cash operating costs(1) ($/ gold ounce sold)	271	373	278	386
Cash operating costs(1) ($/ gold ounce produced)	300	367	274	375
Total cash costs(1) ($/ gold ounce sold)	408	485	411	492
All-in sustaining costs(1) ($/ gold ounce sold)	562	625	542	619
Capital expenditures ($ in thousands)	52,340	12,829	126,473	34,113
Exploration ($ in thousands)	4,171	6,215	5,041	8,310
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its very strong operational performance with second quarter of 2020 gold production of 147,424 ounces, above budget by 5% (6,424 ounces), with processed throughput and recovery better than budget and head grade in-line with budget. Compared to the second quarter of 2019, gold production was significantly higher by 29% (33,527 ounces), mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. For the second quarter of 2020, mill feed grade was 3.11 grams per tonne (“g/t”) compared to budget of 3.10 g/t and 2.07 g/t in the second quarter of 2019; mill throughput was 1.56 million tonnes compared to budget of 1.52 million tonnes and 1.8 million tonnes in the second quarter of 2019 (lower in 2020 as a result of planned interruptions related to the ongoing mill expansion project); and gold recovery averaged 94.8% compared to budget of 93.0% and 94.4% in the second quarter of 2019. For the first half of 2020, the Fekola Mine produced 311,435 ounces of gold, above budget by 7% (20,435 ounces) and 39% (87,189 ounces) higher than the first half of 2019. For the first half of 2020, mill throughput was 3.3 million tonnes, in-line with budget and 7% lower than the first half of 2019. The average grade processed for the first half of 2020 was 3.11 g/t (compared to budget of 3.00 g/t) together with average gold recoveries of 94.4% (compared to budget of 93.5%).

The recent political unrest in Mali has not had a material impact on B2Gold’s operations. The Fekola Mine continues to operate as normal and the Company is maintaining both quarterly budgeted production and annual production guidance. B2Gold will continue to monitor the situation to ensure that its mining operations continue normally, providing important economic benefits both to the communities around the mine and to the Malian regional and national governments. B2Gold has enjoyed a positive relationship with the Government of Mali from the beginning of its investment in the country, including recently partnering with the government to assist the people of Mali in facing the challenges created by the COVID-19 pandemic and its impact on the mining sector. As one of the largest Canadian investors in Mali, B2Gold has enjoyed the strong support of the Government of Mali for our in-country investment.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $300 per gold ounce produced ($271 per gold ounce sold) for the second quarter of 2020, in-line with budget of $294 per gold ounce produced and $67 per gold ounce produced (18%) lower than the second quarter of 2019. The in-line cash operating costs per ounce produced for the second quarter of 2020 compared to budget resulted from the higher gold production described above coupled with production costs which were generally in-line with budget partially offsetting $4 million of unbudgeted COVID-19 related production costs ($30 per ounce produced) incurred during the quarter. Compared to the second quarter of 2019, cash operating costs for the second quarter of 2020 were lower due to the higher production in the second quarter of 2020 compared to the second quarter of 2019 as described above. For the first half of 2020, Fekola’s cash operating costs were below budget at $274 per ounce produced ($278 per gold ounce sold) compared to a budget of $292 per ounce produced, $18 per ounce produced (6%) below budget and $101 per ounce (27%) lower than the first half of 2019 for the same reasons as described for the second quarter above.

For the second quarter of 2020, the average diesel price was 5% lower than budget while the average HFO price was in-line with budget. Fuel costs in Mali are set by the Government one month in advance and contain a fixed price component for cross-border freight and clearance costs. In addition, Fekola typically has one to two months of inventory on hand at any point in time, which is drawn down and included in operating costs and per ounce costs as that inventory is utilized. Therefore, reported diesel and HFO costs only partially mirror changes in underlying crude prices and usually with an approximately three month time lag.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2020 were $562 per gold ounce sold compared to a budget of $589 per gold ounce sold and $625 per gold ounce sold in the second quarter of 2019. The lower than budgeted all-in sustaining costs in the second quarter of 2020 reflect higher than budgeted gold ounces sold partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the second quarter of 2020. For the first half of 2020, all-in sustaining costs for the Fekola Mine were $542 per gold ounce sold compared to a budget of $583 per gold ounce sold and $619 per gold ounce sold in the first half of 2019. All-in sustaining costs for the first half of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower sustaining and exploration expenditures, partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first half of 2020. The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020, except for approximately $4 million of expected overall savings versus budget on the tailings storage facility project.

Capital expenditures in the second quarter of 2020 totalled $52 million primarily consisting of $13 million for mining fleet expansion, $13 million for process plant expansion, $7 million for the solar plant and $13 million for prestripping. Capital expenditures in the first half of 2020 totalled $126 million primarily consisting of $43 million for mining fleet expansion, $29 million for process plant expansion, $18 million for the solar plant and $18 million for prestripping.

For full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and all-in sustaining costs of between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well through the second quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment (including excavators, trucks, and drill rigs) continued to arrive on site and be commissioned throughout the second quarter. The mill expansion continues on schedule and was approximately 75% complete by the end of June 2020, including assembly of major components including cyclone clusters, leach and CIP tanks and completion of a double lift on the tailings storage facility. The mill expansion commissioning team arrived on site in late July and the mill expansion is expected to be fully commissioned by the end of the third quarter 2020.

In the second quarter of 2020, the Company amended its mining convention with the government of Mali to include the expansion and the solar plant. There have been no changes to the tax regime applicable to the Fekola Mine as a result of the amendment.

Fekola Solar Plant

The Fekola solar plant engineering and construction progressed well through the first quarter of 2020. In April 2020, due to issues related to COVID-19, the Company made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola’s production guidance for 2020 and has increased availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will be completed within six months of the restart and is anticipating that the solar plant construction group will be mobilized at the end of September 2020.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	75,580	81,469	149,994	147,296
Gold sold (ounces)	43,500	62,100	90,400	112,500
Average realized gold price ($/ ounce)	1,737	1,312	1,659	1,309
Tonnes of ore milled	1,989,061	2,093,834	3,860,121	3,926,928
Grade (grams/ tonne)	0.94	1.22	0.92	1.27
Recovery (%)	81.0	70.2	82.0	72.0
Gold production (ounces)	48,654	57,572	93,526	115,053
Cash operating costs(1) ($/ gold ounce sold)	740	566	699	557
Cash operating costs(1) ($/ gold ounce produced)	610	570	664	538
Total cash costs(1) ($/ gold ounce sold)	858	627	798	628
All-in sustaining costs(1) ($/ gold ounce sold)	1,060	749	981	746
Capital expenditures ($ in thousands)	4,529	7,520	9,290	15,964
Exploration ($ in thousands)	2,011	1,103	3,628	2,065
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, in-line with budget. Compared to the second quarter of 2019, gold production was lower by 15% (8,918 ounces), as planned, mainly due to lower than budgeted grade. During the second quarter of 2020, processing was generally on budget. Mill feed grade was 0.94 g/t (compared to budget of 0.99 g/t and 1.22 g/t in the second quarter of 2019), throughput was 1.99 million tonnes (compared to budget of 2.0 million tonnes and 2.1 million tonnes in the second quarter of 2019) and average gold recoveries were 81.0% (compared to budget of 77.4% and 70.2% in the second quarter of 2019). Mill feed grade was lower than budget primarily due to the impact of previous near surface artisanal mining activity at the newly developed Montana Pit. This variance is not expected to continue as mining moves into the deeper, harder ore areas at Montana. Average gold recoveries were higher than budget due to mining more oxide ore than budgeted. For the first half of 2020, the Masbate Mine produced 93,526 ounces of gold, slightly above budget (343 ounces) and 19% (21,527 ounces) lower than the first half of 2019. The on-budget production was achieved despite COVID-19-related constraints, including a five-day mining shutdown in the first quarter and working with a reduced workforce through to May 2020. For the first half of 2020, mill throughput was 3.9 million tonnes, 5% lower than budget due to harder than expected ore and reduced workforce levels caused by COVID-19 and was in-line with the first half of 2019. The average grade processed for the first half of 2020 was 0.92 g/t (compared to budget of 0.92 g/t) together with average gold recoveries of 82.0% (compared to budget of 77.1%).

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $610 per gold ounce produced ($740 per gold ounce sold) for the second quarter of 2020, below budget by $91 per ounce produced (13%) and $40 per ounce produced (7%) higher than the second quarter of 2019. Cash operating costs per gold ounce produced for the second quarter of 2020 were below budget resulting from lower than budgeted mining and processing costs. Mined tonnage was lower than budgeted, waste stripping activity was less than budgeted and average fuel prices for the mining fleet were 47% lower than budgeted due to lower unit fuel costs and shorter haulage distances. Processing costs in the second quarter of 2020 were lower than budget due to lower than budgeted HFO prices. Compared to the second quarter of 2019, cash operating costs per gold ounce produced in the second quarter of 2020 were higher as expected largely due to the lower ounces produced, as described above. For the first half of 2020, Masbate’s cash operating costs per ounce produced were also below budget, $664 per ounce produced ($699 per gold ounce sold) compared to a budget of $740 per ounce produced and higher than first half of 2019 of $538 per ounce produced. The cash operating costs per gold ounce produced in the first half of 2020 versus budget and the first half of 2019 arose for the same reasons as the second quarter variances discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2020 were $1,060 per gold ounce sold compared to a budget of $1,041 per gold ounce sold and $749 per gold ounce sold in the second quarter of 2019. All-in sustaining costs for the second quarter of 2020 were in-line with budget. For the first half of 2020, all-in sustaining costs were $981 per ounce compared to a budget of $1,125 per gold ounce sold and $746 per gold ounce sold in the first half of 2019. All-in sustaining costs for the first half of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, and lower than budgeted sustaining capital expenditures ($12 million), including $4 million to rebuild and replace mobile equipment and $5 million in prestripping which has been delayed due to the COVID-19 pandemic slightly offset by lower than budgeted gold ounces sold. These lower capital expenditures are due to timing differences only and are expected to be incurred later in 2020.

Capital expenditures for the second quarter of 2020 totalled $5 million, including $2 million for mobile equipment purchases and rebuilds, $1 million for processing replacements and $1 million for tailings storage facility projects. Capital expenditures in the first half of 2020 totalled $9 million, including processing equipment replacement costs of $2 million, mobile equipment acquisition costs and rebuilds of $3 million, prestripping costs of $1 million and $2 million for tailings storage facility projects.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and all-in sustaining costs of between $965 and $1,005 per ounce. Masbate’s gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher grade ore from the new Montana Pit is forecast to be processed during the second half of the year.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	80,579	46,462	146,837	95,066
Gold sold (ounces)	46,800	35,400	88,700	72,600
Average realized gold price ($/ ounce)	1,722	1,312	1,655	1,309
Tonnes of ore milled	866,955	867,284	1,724,398	1,668,459
Grade (grams/ tonne)	1.58	1.36	1.56	1.33
Recovery (%)	98.6	98.5	98.5	98.5
Gold production (ounces)	43,496	37,421	85,245	70,133
Cash operating costs(1) ($/ gold ounce sold)	418	582	417	549
Cash operating costs(1) ($/ gold ounce produced)	421	554	431	576
Total cash costs(1) ($/ gold ounce sold)	487	634	484	602
All-in sustaining costs(1) ($/ gold ounce sold)	757	1,174	801	997
Capital expenditures ($ in thousands)	10,920	17,221	22,652	24,503
Exploration ($ in thousands)	651	533	1,023	864
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a solid second quarter of 2020, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, as processed tonnes and recoveries were slightly better than budget. Compared to the second quarter of 2019, gold production was significantly higher by 16% (6,075 ounces) due to higher grade ore from the Wolfshag Pit (ore production from the pit resumed in the second half of 2019 following prestripping). During the second quarter of 2020, the Otjikoto Mine processed 0.87 million tonnes (compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2019) at an average grade of 1.58 g/t (compared to budget of 1.58 g/t and 1.36 g/t in the second quarter of 2019) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.5% in the second quarter of 2019). For the first half of 2020, the Otjikoto Mine produced 85,245 ounces of gold, above budget by 3% (2,705 ounces) and 22% (15,112 ounces) higher than the first half of 2019. During the first half of 2020, the Otjikoto Mine processed 1.7 million tonnes (compared to budget of 1.7 million tonnes and 1.7 million tonnes in the first half of 2019) at an average grade of 1.56 g/t (compared to budget of 1.55 g/t and 1.33 g/t in the first half of 2019) with average gold recoveries of 98.5% (compared to budget of 98.0% and 98.5% in the first half of 2019).

In December 2019, the Board approved the development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold). During the first half of 2020, engineering of the underground mine continued and in the second quarter of 2020 an underground mining contractor was appointed for the development of the underground workings up to the production stopes. Development of the portal and primary ramp is expected to commence in the fourth quarter of 2020 and stope ore production is expected to commence in early 2022, in-line with original estimates. However, due to COVID-19 related delays, approximately $4 million of the related capital costs are now expected to be incurred in 2021 rather than in the current year.

For the second quarter of 2020, the Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) were $421 per gold ounce produced ($418 per ounce gold sold), $64 lower than budget (13%) and $133 per ounce (24%) lower compared with the second quarter of 2019. Compared to budget and the second quarter of 2019, budgeted cash operating costs per ounce gold produced for the second quarter of 2020 were lower resulting from higher than budgeted ounces produced, lower fuel costs and a weaker than budgeted Namibian dollar. For the first half of 2020, the Otjikoto Mine's cash operating costs were $431 per gold ounce produced ($417 per ounce gold sold), $64 lower than budget (13%) and $145 per ounce (25%) lower compared with the first half of 2019. The Otjikoto Mine's cash operating costs per gold ounce produced in the first half of 2020 continued to be below budget and the first half of 2019 for the same reasons as the positive second quarter variances discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2020 were $757 per gold ounce sold compared to a budget of $1,024 per gold ounce sold and $1,174 per gold ounce sold in the second quarter of 2019. For the first half of 2020, the Otjikoto Mine's all-in sustaining costs were $801 per gold ounce sold compared to a budget of $985 per gold ounce sold and $997 per gold ounce sold in the first half of 2019. All-in sustaining costs for the second quarter of 2020 and the first half of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures, including lower than budgeted prestripping. Sustaining capital expenditures for the second quarter and first half of 2020 were below budget by $8 million and $9 million, respectively. The Company expects a permanent capital expenditures savings of $4 million relating to prestripping. All other capital expenditures are expected to be incurred later in 2020.

Capital expenditures in the second quarter of 2020 totalled $11 million, primarily consisting of $8 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits and $2 million for mobile equipment rebuilds and replacements. Capital expenditures in the first half of 2020 totalled $23 million, primarily consisting of $18 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits and $3 million for mobile equipment rebuilds and replacements. The Company expects $8 million of costs for the development of Wolfshag Underground Mine and the connection to the national power grid (both non-sustaining) to be delayed to 2021 in addition to the $4 million capital expenditure savings discussed above.

The Namibian government had previously communicated that it continues to support safe mining but had directed mines to reduce staffing to minimal levels. The Company had accordingly implemented temporary measures at the Otjikoto Mine to reduce employees active on site to the minimum levels required to continue with mining and milling operations. On April 30, 2020, the government of Namibia announced the end of the Phase 1 lockdown and a partial easing of restrictions which allowed Otjikoto to resume full mining operations. A return to full mining production was completed within the first week of May 2020. The temporary cessation of waste mining during the period of reduced employee levels is not forecast to impact Otjikoto’s 2020 annual production guidance.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce.

Investment in Calibre

On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for financial reporting purposes in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for the second quarter and first half of 2019 in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Following completion of the Calibre Transaction and conversion of the convertible debenture, B2Gold currently holds approximately 34% of the total issued and outstanding Calibre common shares. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 34% ownership interest in Calibre. For the second quarter of 2020, the Company's estimate of its share of Calibre's net loss based on publicly available information was approximately $4 million. For the first half of 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $3 million. Calibre will report its financial results on August 11, 2020. The Company will update any differences in the third quarter of 2020.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 7, 2020, consolidated production of Calibre for the second quarter of 2020 was 6,010 ounces of which the Company's attributable share was 2,019 ounces. El Limon achieved gold production of 2,837 ounces for the second quarter of 2020, driven by an average mill grade of 3.85 g/t gold and recovery of 90.4% from 50,805 tonnes of ore milled. La Libertad achieved gold production of 3,173 ounces for the second quarter of 2020, from an average mill grade of 1.54 g/t gold and recovery of 91.9% from 146,277 tonnes of ore milled. Consolidated production of Calibre for the first half of 2020 was 48,095 ounces of which the Company's attributable share was 16,249 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first half of 2020 will be in-line with the revised guidance of approximately $830 per ounce and $1,090 per ounce respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2020 reflect the adjustment for actual first quarter of 2020 results.

On June 24, 2020, after a 10-week suspension of operations, Calibre announced that it now expects 2020 gold production of between 110,000 and 125,000 ounces at total cash costs of between $880 and $920 per ounce and all-in sustaining costs of between $1,070 and $1,100 an ounce, respectively.

2019 Discontinued Operations - El Limon and La Libertad Mines – Nicaragua
El Limon Mine produced 11,458 ounces of gold in the second quarter of 2019 at cash operating costs (refer to “Non-IFRS Measures”) of $953 per gold ounce produced ($973 per gold ounce sold). Production for the first half of 2019 for El Limon was 23,689 ounces of gold at cash operating costs of $916 per gold ounce produced ($983 per gold ounce sold). All-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2019 were $1,617 per gold ounce sold and $1,567 per gold ounce sold for the first half of 2019. Capital expenditures in the second quarter of 2019 totalled $11 million which consisted mainly of Limon Central prestripping of $6 million and underground development costs for Santa Pancha and Veta Nueva of $4 million. Capital expenditures for the first half of 2019 totalled $18 million which consisted mainly of Limon Central prestripping of $9 million and underground development costs for Santa Pancha and Veta Nueva of $7 million.
La Libertad Mine produced 25,672 ounces of gold in the second quarter of 2019 at cash operating costs of $936 per gold ounce produced ($1,030 per gold ounce sold). Production for the first half of 2019 for La Libertad was 43,758 ounces of gold at cash operating costs of $1,110 per gold ounce produced ($1,144 per gold ounce sold). All-in sustaining costs for the second quarter of 2019 were $1,577 per gold ounce sold and $1,607 per ounce of gold sold for the first half of 2019. Total capital expenditures in the second quarter of 2019 were $11 million, mainly consisting of $8 million for tailings storage facility construction and $2 million for land purchase and resettlement related to the Jabali Antenna open-pit. For the first half of 2019, capital expenditures totalled $15 million, mainly consisting of $11 million for tailings storage facility construction and $3 million for land purchase and resettlement related to the Jabali Antenna open-pit.
Gramalote Project - Colombia

Following amendments to the Gramalote Project shareholders agreement in December 2019, B2Gold was appointed as manager of the project as of January 1, 2020. In the first half of 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50% (AngloGold Ashanti Limited ("AngloGold") - 50%). The additional sole-funded amount of $1.4 million was completed in July 2020 resulting in the Company having met its total sole-funding obligation of $13.9 million under the amended shareholder agreement. Each of B2Gold and AngloGold will now fund its share of expenditures pro rata.

On January 21, 2020, the Company announced positive results from the Gramalote PEA. The Gramalote PEA was prepared by B2Gold and evaluates recovery of gold from an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 million tonnes per annum ("Mtpa")), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The Gramalote PEA is based solely on production from Gramalote Ridge and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The Gramalote PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling, which commenced in November 2019, and the results of a final feasibility study expected in the first quarter of 2021. The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture. The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; low power costs and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

On March 30, 2020, B2Gold announced a temporary shutdown at the Gramalote Project due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. The project became fully operational within a week, with appropriate preventive practices, monitoring, and COVID-19 testing and tracing protocols in place. During the shutdown, other aspects of the feasibility study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the feasibility study in the first quarter of 2021. The Colombian government in Antioquia continues to closely manage levels of business activities and public movement with a view to gradually reopening the economy while ensuring adequacy of medical facilities including public testing, contact tracing and intensive care units.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2020, the Company is in a net cash position of $157 million, with its cash and cash equivalents of $628 million (December 31, 2019 - $141 million) exceeding its total debt balances of $471 million. Working capital as at June 30, 2020 was $656 million compared to $242 million at December 31, 2019.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at June 30, 2020, the Company had drawn $425 million under the $600 million RCF. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2020, the Company was in compliance with these debt covenants.

On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF, resulting in a total revised drawn balance of $425 million and available undrawn capacity of $175 million. The $250 million drawn in April 2020 was to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic could be reasonably determined.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position.

During the three and six months ended June 30, 2020, the Company repaid $0 million and $25 million on its RCF respectively, leaving an RCF outstanding balance of $425 million as at June 30, 2020.

For the three and six months ended June 30, 2020, resource property expenditures totalled $80 million and $193 million, respectively. The most significant expenditures were on the Fekola Mine with expenditures of $52 million and $126 million, respectively, the Masbate Mine had capital expenditures of $5 million and $9 million, respectively, the Otjikoto Mine had capital expenditures of $11 million and $23 million, respectively and the Company contributed $0 million and $13 million towards the Gramalote Project, respectively. Other exploration and development costs for the three and six months ended June 30, 2020 totalled $12 million and $21 million, respectively.

On April 28, 2020, the Company and its 10% partner GAMS entered into a definitive agreement with West African for the sale of the Toega project located in Burkina Faso. The initial non-refundable cash payment of $9 million due to B2Gold was received in the second quarter of 2020.

As at June 30, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):
•For payments at the Fekola Mine of $10 million related to mobile equipment rebuilds, $6 million for mobile equipment for the mine expansion, $3 million related to the solar plant, $3 million for the plant expansion and $3 million related to other smaller projects, all of which are expected to be incurred in 2020.
•For payments of $4 million for the Company's share of development costs at the Gramalote Project, all of which is expected to be incurred in 2020.
•For payments of $1 million for development of the Wolfshag underground at the Otjikoto Mine, all of which is expected to be incurred in 2020.
•For payments of $2 million for the purchase of mobile equipment, $1 million for mobile rebuilds, $1 million for process plant repairs and $1 million for upgrades to the tailings storage facility at the Masbate Mine, all of which is expected to be incurred in 2020.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first half of 2020, the Company entered into additional forward contracts for the purchase of 60,885,000 litres of fuel oil and forward contracts for the purchase of 42,163,000 litres of gas oil with settlements scheduled between May 2020 and May 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	20,525	31,823	10,880	63,228
Average strike price	$0.26	$0.24	$0.26	$0.25

Forward – gas oil:
Litres (thousands)	17,760	25,014	9,271	52,045
Average strike price	$0.41	$0.33	$0.33	$0.36

Forward – diesel:
Litres (thousand)	757	—	—	757
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	10,399	11,055	—	21,454
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.39	$0.39	$—	$0.39

Collars - gas oil:
Litres (thousand)	2,862	6,439	—	9,301
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at June 30, 2020 was $(4) million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the three month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2020 was $(3) million.

Operating activities

Cash flow provided by operating activities was a quarterly record of $238 million in the second quarter of 2020 compared to $93 million in the second quarter of 2019, an increase of $145 million due mainly to higher revenues of $175 million. Based on current assumptions, including a gold price of $1,700 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $178 million, an increase of $33 million from the previous first quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing. Cash flow provided by operating activities was $454 million in the first half of 2020 compared to $179 million in the first half of 2019, an increase of $275 million due mainly to higher revenues of $291 million.
Financing activities

The Company’s cash from financing activities for the second quarter of 2020 was a net inflow of $251 million. During the second quarter of 2020, the Company drew down $250 million under its RCF, received proceeds from the exercise of stock options of $11 million, made equipment loan facility repayments of $5 million and interest and commitment fee payments of $4 million.

The Company’s cash from financing activities for the first half of 2020 was a net inflow of $219 million. During the first half of 2020, the Company drew down $250 million under its RCF, received proceeds from the exercise of stock options of $27 million, made repayments of $25 million on the RCF, made equipment loan facility repayments of $16 million, made interest and commitment fee payments of $8 million and paid dividends of $10 million.

On February 27, 2020, the Board declared a quarterly cash dividend of $0.01 per common share, which was paid on March 23, 2020 to shareholders of record as of March 9, 2020 in the amount of $10 million. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, an increase of 100%, paid on July 7, 2020 to shareholders of record as of June 23, 2020. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board. In light of the current higher gold price environment, the Company's strong operational performance and the fact that the Company has now reached a net positive cash position, the Board has decided to increase the quarterly dividend to $0.04 per share (or an expected $0.16 per share on an annual basis), which will become effective upon approval and declaration of the third quarter dividend. This represents a further 100% increase from the second quarter of 2020 dividend and four times higher than the initial quarterly dividend of $0.01 per share declared in the fourth quarter of 2019. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the three and six months ended June 30, 2020, resource property expenditures totalled $80 million and $193 million, respectively. The most significant expenditures were on the Fekola Mine with expenditures of $52 million and $126 million, respectively, the Masbate Mine had capital expenditures of $5 million and $9 million, respectively, the Otjikoto Mine had capital expenditures of $11 million and $23 million, respectively and the Company contributed $0 million and $13 million towards the Gramalote Project, respectively (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other development and exploration expenditures for the three and six months ended June 30, 2020 were $12 million and $21 million, respectively. Although there may be differences between the budgeted and actual timing of the Company's capital expenditures for 2020, the Company does not currently expect any material changes to its overall budgeted capital expenditures for the year.

In the second quarter of 2020, the initial non-refundable cash payment of $9 million due to B2Gold in relation to the sale of Toega was received.

Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	4,171	6,215	5,041	8,310
Masbate Mine, exploration	2,011	1,103	3,628	2,065
Otjikoto Mine, exploration	651	533	1,023	864
Anaconda Regional, exploration	2,472	710	5,326	948
Toega Project, exploration	(563)	682	117	1,153
Kiaka Project, exploration	860	1,442	1,355	1,922
Ondundu Project, exploration	160	530	343	737
Finland Properties, exploration	424	58	798	278
Other	1,697	1,290	3,616	2,907

	11,883	12,563	21,247	19,184

The total exploration budget for 2020 is approximately $51 million, excluding drilling included in the Gramalote Project budget. Exploration at existing properties will once again focus predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines, with a total budget of $33 million. The Company has also allocated an additional $18 million for its grassroots exploration programs for 2020.

Fekola Mine

In 2020, approximately $18 million is budgeted to be spent on exploration in Mali. The Company plans to focus on expanding the main Fekola deposit to the north and test several near mine potential open pit targets such as Fekola South, Cardinal, FNZ and Kingfisher structures with an allocation of approximately 20,000 metres of drilling. On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate based on cumulative 240,000 metres of exploration drilling in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 was 110,600,000 tonnes at 1.70 g/t gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold. When compared to the December 31, 2018 Fekola Indicated Mineral Resource estimate, the updated Indicated Mineral Resource estimate has increased by 1,290,000 ounces of gold (15.4%) (after adjusting for the 455,810 ounces of gold produced in 2019). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 provided the basis for an updated design pit and new Fekola Probable Mineral Reserve estimate, which was published on March 20, 2020 as part of the Fekola Technical Report. The current Fekola Mineral Reserve design pit is located well within the updated Fekola Mineral Resource pit.

Drilling is ongoing at Cardinal, including both infill and exploration. The Cardinal zone is less than one kilometre west of the Fekola Mine open pit.

Anaconda Regional

In 2020, the Company has budgeted approximately 41,000 metres of diamond drilling and reverse circulation drilling on several zones in the Anaconda Area, located approximately 20 kilometres from Fekola. Exploration will focus on increasing the known saprolite resources at the Adder and Mamba zones and further testing the underlying sulphide mineralization at the Mamba zone. At Adder, drilling has extended the strike extent of mineralization up to 1 kilometre north of the known resource area. At Mamba, recent drilling has extended the high-grade mineralized saprolite zone by approximately 600 metres, resulting in more than 1 kilometre of known strike length, and has led to the discovery of a continuous bedrock sulphide zone down plunge of the Mamba zone's saprolite mineralization. This Fekola-style, south-plunging body of sulphide mineralization remains open down plunge and will be the subject of extensive drilling in late 2020 and into 2021.
Masbate Mine

The Masbate exploration budget for 2020 is $8 million, including approximately 25,000 metres of diamond and reverse circulation drilling. The 2020 exploration program will focus on drill testing the most prospective Inferred Mineral Resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling will be further tested with mapping, trenching and drilling as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2020 is $4 million. Exploration in 2020 will include 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. The majority of the diamond drilling will be allocated towards testing the Wolfshag zone and near Wolfshag open pit and underground targets.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $18 million for greenfield exploration opportunities internationally in 2020, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2019. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated feasibility level technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Value-added tax receivables
The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.
Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.
Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.
The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.
The Gramalote joint venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 and 2014 income tax returns resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
In the first quarter of 2020, the Company moved its Vancouver office staff and several site administrative staff to work from home. This continued for the majority of the second quarter of 2020 with some staff returning to the office in late June 2020. This has resulted in certain processes and controls that were previously performed or documented manually to be completed and retained electronically. There were no significant changes to the processes and controls at the sites for the period. Despite the changes required by the current environment, the Company’s management has determined that there has been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	96,987	2,029	99,016
Royalties and production taxes	22,875	5,119	3,240	31,234	(1,463)	29,771

Total cash costs	68,095	37,320	22,806	128,221	566	128,787

Gold sold (ounces)	166,800	43,500	46,800	257,100	1,622	258,722

Cash operating costs per ounce ($/ gold ounce sold)	271	740	418	377	1,251	383

Total cash costs per ounce ($/ gold ounce sold)	408	858	487	499	349	498

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	39,596	35,130	20,587	95,313	9,531	23,477	33,008	—	128,321
Royalties and production taxes	11,901	3,795	1,856	17,552	783	691	1,474	—	19,026

Total cash costs	51,497	38,925	22,443	112,865	10,314	24,168	34,482	—	147,347

Gold sold (ounces)	106,200	62,100	35,400	203,700	9,791	22,791	32,582	—	236,282

Cash operating costs per ounce ($/ gold ounce sold)	373	566	582	468	973	1,030	1,013	—	543

Total cash costs per ounce ($/ gold ounce sold)	485	627	634	554	1,053	1,060	1,058	—	624

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	188,543	13,114	201,657
Royalties and production taxes	42,093	8,971	5,901	56,965	1,002	57,967

Total cash costs	130,414	72,182	42,912	245,508	14,116	259,624

Gold sold (ounces)	317,500	90,400	88,700	496,600	15,852	512,452

Cash operating costs per ounce ($/ gold ounce sold)	278	699	417	380	827	394

Total cash costs per ounce ($/ gold ounce sold)	411	798	484	494	890	507

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	85,624	62,647	39,879	188,150	20,833	45,840	66,673	—	254,823
Royalties and production taxes	23,697	8,015	3,794	35,506	1,804	1,172	2,976	—	38,482

Total cash costs	109,321	70,662	43,673	223,656	22,637	47,012	69,649	—	293,305

Gold sold (ounces)	222,000	112,500	72,600	407,100	21,195	40,063	61,258	—	468,358

Cash operating costs per ounce ($/ gold ounce sold)	386	557	549	462	983	1,144	1,088	—	544

Total cash costs per ounce ($/ gold ounce sold)	492	628	602	549	1,068	1,173	1,137	—	626

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	96,987	2,029	99,016
Inventory sales adjustment	(938)	(2,528)	(1,235)	(4,701)	—	(4,701)

Cash operating costs	44,282	29,673	18,331	92,286	2,029	94,315

Gold produced (ounces)	147,424	48,654	43,496	239,574	2,019	241,593

Cash operating costs per ounce ($/ gold ounce produced)	300	610	421	385	1,005	390

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	39,596	35,130	20,587	95,313	9,531	23,477	33,008	—	128,321
Inventory sales adjustment	2,172	(2,294)	130	8	1,390	547	1,937	—	1,945

Cash operating costs	41,768	32,836	20,717	95,321	10,921	24,024	34,945	—	130,266

Gold produced (ounces)	113,897	57,572	37,421	208,890	11,458	25,672	37,130	—	246,020

Cash operating costs per ounce ($/ gold ounce produced)	367	570	554	456	953	936	941	—	529

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	188,543	13,114	201,657
Inventory sales adjustment	(2,873)	(1,144)	(270)	(4,287)	—	(4,287)

Cash operating costs	85,448	62,067	36,741	184,256	13,114	197,370

Gold produced (ounces)	311,435	93,526	85,245	490,206	16,249	506,455

Cash operating costs per ounce ($/ gold ounce produced)	274	664	431	376	807	390

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	85,624	62,647	39,879	188,150	20,833	45,840	66,673	—	254,823
Inventory sales adjustment	(1,539)	(747)	519	(1,767)	858	2,746	3,604	—	1,837

Cash operating costs	84,085	61,900	40,398	186,383	21,691	48,586	70,277	—	256,660

Gold produced (ounces)	224,246	115,053	70,133	409,432	23,689	43,758	67,447	—	476,879

Cash operating costs per ounce ($/ gold ounce produced)	375	538	576	455	916	1,110	1,042	—	538

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment (4)	Grand Total
	$	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	—	96,987	2,029	99,016
Royalties and production taxes	22,875	5,119	3,240	—	31,234	(1,463)	29,771
Corporate administration	1,004	566	969	5,523	8,062	249	8,311
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,481	2,481	—	2,481
Community relations	452	72	(32)	—	492	—	492
Reclamation liability accretion(2)	71	71	47	—	189	—	189
Realized losses on derivative contracts	1,232	1,324	669	—	3,225	—	3,225
Sustaining lease expenditures	194	360	92	170	816	—	816
Sustaining capital expenditures(3)	18,564	4,375	10,242	—	33,181	—	33,181
Sustaining mine exploration(3)	4,171	2,011	627	—	6,809	—	6,809

Total all-in sustaining costs	93,783	46,099	35,420	8,174	183,476	815	184,291

Gold sold (ounces)	166,800	43,500	46,800	—	257,100	1,622	258,722

All-in sustaining cost per ounce ($/ gold ounce sold)	562	1,060	757	—	714	502	712
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
(4) Reflects the update of Calibre's first quarter 2020 results to actual and an estimate of Calibre's second quarter 2020 results.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	52,340	4,529	10,920	67,789	—	67,789
Mine expansion equipment	(14,245)	—	—	(14,245)	—	(14,245)
Plant expansion	(12,751)	—	—	(12,751)	—	(12,751)
Solar plant	(6,535)	—	—	(6,535)	—	(6,535)
Other	(245)	(5)	(15)	(265)	—	(265)
Land acquisitions	—	(149)	—	(149)	—	(149)
Underground development	—	—	(663)	(663)	—	(663)

Sustaining capital expenditures	18,564	4,375	10,242	33,181	—	33,181

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,171	2,011	651	6,833	—	6,833
Regional exploration	—	—	(24)	(24)	—	(24)

Sustaining mine exploration	4,171	2,011	627	6,809	—	6,809

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2019:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	39,596	35,130	20,587	—	95,313	9,531	23,477	33,008	—	128,321
Royalties and production taxes	11,901	3,795	1,856	—	17,552	783	691	1,474	—	19,026
Corporate administration	1,815	1,455	1,249	7,173	11,692	678	500	1,178	—	12,870
Share-based payments – RSUs/DSUs(1)	21	—	—	2,577	2,598	—	—	—	—	2,598
Community relations	(53)	165	352	—	464	356	214	570	—	1,034
Reclamation liability accretion(2)	163	135	117	—	415	104	188	292	—	707
Realized gains on derivative contracts	(614)	(601)	(382)	—	(1,597)	—	(29)	(29)	—	(1,626)
Sustaining lease expenditures	194	268	107	175	744	—	—	—	—	744
Sustaining capital expenditures(3)	7,088	6,113	17,221	—	30,422	4,381	10,556	14,937	—	45,359
Sustaining mine exploration(3)	6,215	26	445	—	6,686	—	348	348	—	7,034

Total all-in sustaining costs	66,326	46,486	41,552	9,925	164,289	15,833	35,945	51,778	—	216,067

Gold sold (ounces)	106,200	62,100	35,400	—	203,700	9,791	22,791	32,582	—	236,282

All-in sustaining cost per ounce ($/ gold ounce sold)	625	749	1,174	—	807	1,617	1,577	1,589	—	914

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2019:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	12,829	7,520	17,221	37,570	10,938	10,556	21,494	—	59,064
Mobile equipment purchases	(4)	—	—	(4)	—	—	—	—	(4)
Mine expansion equipment	(1,293)	—	—	(1,293)	—	—	—	—	(1,293)
Fadougou relocation	(1,762)	—	—	(1,762)	—	—	—	—	(1,762)
Plant expansion	(2,682)	—	—	(2,682)	—	—	—	—	(2,682)
Masbate processing plant upgrade	—	(1,352)	—	(1,352)	—	—	—	—	(1,352)
Other	—	(55)	—	(55)	—	—	—	—	(55)
Limon Central	—	—	—	—	(6,182)	—	(6,182)	—	(6,182)
Plant upgrade	—	—	—	—	(162)	—	(162)	—	(162)
Limon tailings project	—	—	—	—	(213)	—	(213)	—	(213)

Sustaining capital expenditures	7,088	6,113	17,221	30,422	4,381	10,556	14,937	—	45,359

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2019:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	6,215	1,103	533	7,851	743	748	1,491	—	9,342
Regional exploration	—	(1,077)	(88)	(1,165)	(743)	(400)	(1,143)	—	(2,308)

Sustaining mine exploration	6,215	26	445	6,686	—	348	348	—	7,034

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	—	188,543	13,114	201,657
Royalties and production taxes	42,093	8,971	5,901	—	56,965	1,002	57,967
Corporate administration	2,306	1,113	2,272	12,559	18,250	1,601	19,851
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	5,325	5,325	—	5,325
Community relations	1,743	429	2,054	—	4,226	—	4,226
Reclamation liability accretion(2)	216	194	159	—	569	—	569
Realized losses on derivative contracts	1,323	1,364	694	—	3,381	—	3,381
Sustaining lease expenditures	387	718	195	345	1,645	—	1,645
Sustaining capital expenditures(3)	30,535	9,079	21,794	—	61,408	1,070	62,478
Sustaining mine exploration(3)	5,041	3,628	958	—	9,627	492	10,119

Total all-in sustaining costs	171,965	88,707	71,038	18,229	349,939	17,279	367,218

Gold sold (ounces)	317,500	90,400	88,700	—	496,600	15,852	512,452

All-in sustaining cost per ounce ($/ gold ounce sold)	542	981	801	—	705	1,090	717
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	126,473	9,290	22,652	158,415	1,070	159,485
Mine expansion equipment	(47,960)	—	—	(47,960)	—	(47,960)
Plant expansion	(28,723)	—	—	(28,723)	—	(28,723)
Solar plant	(17,786)	—	—	(17,786)	—	(17,786)
Other	(1,469)	(49)	(15)	(1,533)	—	(1,533)
Land acquisitions	—	(162)	—	(162)	—	(162)
Underground development	—	—	(843)	(843)	—	(843)

Sustaining capital expenditures	30,535	9,079	21,794	61,408	1,070	62,478

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	5,041	3,628	1,023	9,692	492	10,184
Regional exploration	—	—	(65)	(65)	—	(65)

Sustaining mine exploration	5,041	3,628	958	9,627	492	10,119

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2019:

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	85,624	62,647	39,879	—	188,150	20,833	45,840	66,673	—	254,823
Royalties and production taxes	23,697	8,015	3,794	—	35,506	1,804	1,172	2,976	—	38,482
Corporate administration	3,225	2,114	3,171	17,938	26,448	1,252	948	2,200	—	28,648
Share-based payments – RSUs/DSUs(1)	41	—	—	3,362	3,403	—	—	—	—	3,403
Community relations	394	277	472	—	1,143	709	270	979	—	2,122
Reclamation liability accretion(2)	342	282	245	—	869	217	400	617	—	1,486
Realized gains on derivative contracts	(925)	(908)	(575)	—	(2,408)	—	(20)	(20)	—	(2,428)
Sustaining lease expenditures	388	574	190	349	1,501	—	—	—	—	1,501
Sustaining capital expenditures(3)	16,276	10,760	24,503	—	51,539	8,394	14,907	23,301	—	74,840
Sustaining mine exploration(3)	8,310	184	699	—	9,193	—	881	881	—	10,074

Total all-in sustaining costs	137,372	83,945	72,378	21,649	315,344	33,209	64,398	97,607	—	412,951

Gold sold (ounces)	222,000	112,500	72,600	—	407,100	21,195	40,063	61,258	—	468,358

All-in sustaining cost per ounce ($/ gold ounce sold)	619	746	997	—	775	1,567	1,607	1,593	—	882

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019:

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	34,113	15,964	24,503	74,580	18,367	14,907	33,274	—	107,854
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	—	(4,880)
Mine expansion equipment	(1,293)	—	—	(1,293)	—	—	—	—	(1,293)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	—	(1,738)
Plant expansion	(3,314)	—	—	(3,314)	—	—	—	—	(3,314)
Masbate processing plant upgrade	—	(5,122)	—	(5,122)	—	—	—	—	(5,122)
Other	—	(82)	—	(82)	—	—	—	—	(82)
Limon Central	—	—	—	—	(9,378)	—	(9,378)	—	(9,378)
Plant Upgrade	—	—	—	—	(321)	—	(321)	—	(321)
Limon tailings project	—	—	—	—	(274)	—	(274)	—	(274)

Sustaining capital expenditures	16,276	10,760	24,503	51,539	8,394	14,907	23,301	—	74,840

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019:

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	8,310	2,065	864	11,239	1,208	1,894	3,102	—	14,341
Regional exploration	—	(1,881)	(165)	(2,046)	(1,208)	(1,013)	(2,221)	—	(4,267)

Sustaining mine exploration	8,310	184	699	9,193	—	881	881	—	10,074
.

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	124,446	37,904	196,733	60,199
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	7,394	6,640	10,994	11,249
Write-down of mineral property interests	—	1,217	—	1,217
COVID-19 relief donations	2,752	—	2,752	—
Unrealized (gains) losses on derivative instruments	(6,840)	4,613	4,008	(831)
Non-cash modification of Calibre receivable	—	—	689	—
Deferred income tax (recovery) expense	(8,668)	(1,734)	2,797	8,384

Adjusted net income attributable to shareholders of the Company for the period	119,084	48,640	217,973	80,218

Basic weighted average number of common shares outstanding (in thousands)	1,040,661	1,008,345	1,037,847	1,004,897

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.11	0.05	0.21	0.08

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2020	2020	2019	2019	2019	2019	2018	2018
Gold revenue ($ in thousands)	441,939	380,298	313,659	310,783	267,213	263,982	230,910	280,044
Net income (loss) for the period ($ in thousands)	137,961	83,008	182,413	65,583	41,322	26,523	(49,676)	16,036
Earnings (loss) per share (1) – basic ($)	0.12	0.07	0.17	0.05	0.04	0.02	(0.06)	0.01
Earnings (loss) per share (1) – diluted ($)	0.12	0.07	0.17	0.05	0.04	0.02	(0.06)	0.01
Cash flows from operating activities ($ in thousands)	238,089	216,213	144,905	167,834	92,816	86,419	74,145	143,235
Gold sold, excluding discontinued operations (ounces)	257,100	239,500	211,800	208,900	203,700	203,400	188,029	232,209
Average realized gold price ($/ ounce)	1,719	1,588	1,481	1,488	1,312	1,298	1,233	1,209
Gold produced, excluding discontinued operations (ounces)	239,574	250,632	228,406	213,278	208,890	200,542	201,601	206,947
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	241,593	264,862	245,140	258,200	246,020	230,859	231,687	242,040
Cash operating costs (2) ($/ gold ounce sold)	383	405	479	507	543	545	507	496
Total cash costs (2) ($/ gold ounce sold)	498	516	579	603	624	629	590	571
All-in sustaining costs (2) ($/ gold ounce sold)	712	721	882	807	914	848	812	717
Adjusted net income (1)(2) ($ in thousands)	119,084	98,889	68,759	88,747	48,640	31,578	3,197	38,132
Adjusted earnings per share (1)(2) – basic ($)	0.11	0.10	0.07	0.09	0.05	0.03	0.00	0.04
1.Attributable to the shareholders of the Company.
2.Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The results of the first and second quarters of 2020 reflect the increased production from the Fekola Mine as result of the mining expansion.
SUMMARY AND OUTLOOK
Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated all-in sustaining costs are forecast to be between $780 and $820 per ounce. The Company remains on guidance even though Calibre Mining Corp. (approximately 34% owned by B2Gold) provided revised reduced 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet, the optimization of the mining sequence and the mill expansion. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.
In the second quarter of 2020, the Company reached a strategic milestone. The Company achieved a net cash position of $157 million as at June 30, 2020, with its cash and cash equivalents of $628 million exceeding its debt balances of $471 million. Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position. Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, the quarterly dividend rate was again increased by 100% to $0.04 per common share (or an annual rate of $0.16 per common share), which will become effective upon approval and declaration of the third quarter dividend.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and B2Gold's culture of fairness, respect and transparency. That resilience is reflected in the Company's results from the first half of 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. During the second quarter of 2020, the Company donated a total of $3 million of COVID-19 relief to assist the communities in which it operates, including contributions in Mali, Namibia, the Philippines, Burkina Faso, Colombia and Canada. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

In addition, to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend. In connection with advancing its pipeline of development projects, the Company still expects to have a feasibility study for the Gramalote Project completed by the end of the first quarter of 2021. In addition, the Company is evaluating the best course of action to advance the Kiaka Project, due to improved economics resulting from lower fuel prices, different power options and a higher gold price. The Company is currently updating its model and is considering its options to advance the project, including, but not limited to, bringing on a strategic partner to develop the project.
OUTSTANDING SHARE DATA
At August 5, 2020, 1,045,277,729 common shares were outstanding. In addition, there were approximately 22 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$7.14 per share, approximately 4.7 million RSUs outstanding and approximately 1.7 million PSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on its business; future or estimated mine life, metal price assumptions, ore grades and sources, recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance in 2020; projected consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; projected consolidated cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce in 2020; the anticipated repayment of the outstanding RCF balance in 2020; future debt levels; the realization of a significant increase in gold production from Fekola in 2020; the completion of the mill expansion at Fekola and the timing, results and costs thereof; the Fekola expansion being expected to increase gold production to an average of 550,000 ounces per year during the five-year period 2020-2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction; production levels and B2Gold's attributable share of production of El Limon and La Libertad; the results of the Gramalote PEA; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; the availability of future takedowns under the RCF; the RCF and operating cash flows allowing B2Gold to meet its current obligations as they come due and providing financial flexibility to advance existing assets and pursue exploration opportunities; the potential payment of future dividends, including the timing and amount of any such dividends; planned exploration, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Mine; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, including the impact of the temporary suspension of operations in Nicaragua and withdrawal of Calibre's annual forecasted gold production and potential dilution of B2Gold's interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has reviewed and approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.